ASX/Media Release

Santos

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Matthew Doman
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23 April 2008

First Quarter Activities Report

Comparative performance at a glance				
Quarterly comparison		**Q1 2008**	**Q4 2007**	**Change %**
Production	mmboe	13.7	14.0	-2%
Revenue	A$ million	634	647	-2%
Corresponding period		**Q1 2008**	**Q1 2007**	
Production	mmboe	13.7	14.5	-6%
Revenue	A$ million	634	581	9%

Production impacted by Mutineer-Exeter repairs

- 1Q 2008 production of 13.7 mmboe was significantly impacted by the shutting in of the Mutineer-Exeter FPSO for electrical repairs during the majority of the quarter. The production loss from the equipment failure was 0.2 million barrels. Repairs conducted during February and early March on the FPSO's electrical slipring turret successfully returned oil production on 19 March 2008 to an equivalent rate prior to the failure.

- Offsetting this was higher oil production in Indonesia compared to the previous corresponding period driven by the good performance of Oyong in the quarter and the solid delivery of the base East Australian gas business.

Higher sales revenue

- Record first quarter sales revenue of $634 million was 9% higher than the previous corresponding period.

Higher realised gas prices

- The 1Q 2008 average portfolio gas price of $3.99 per gigajoule (GJ) was 4% higher than the previous corresponding period.

Higher realised oil prices

- The 1Q 2008 realised oil price of A$106 per barrel was 31% higher than the previous corresponding period.

Key activities during the period

- Award of pre-FEED contracts in early April for the Gladstone LNG (GLNG™) project.
- Signing of the PNG LNG Joint Operating Agreement.
- Good progress on the Company's pipeline of development projects, including Fairview expansion, Henry (Otway Basin) and Oyong Phase 2 (Indonesia).
- Reindeer gas project (Carnarvon Basin) progressed to sanction in early April, with first gas expected by the end of 2010.

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

Comment
Santos' Acting Chief Executive Officer, David Knox, highlighted the significant milestones achieved by Santos during the period, including the sanctioning of the Reindeer gas project and the signing of the Joint Operating Agreement for PNG LNG.

"The award of dual pre-FEED contracts for GLNG™ was another important achievement in creating an export market for Santos' extensive coal seam gas (CSG) resources.

"During the quarter Santos' operated CSG production passed 100 TJ/d, the first company in Australia to reach this milestone. Fairview hit new production records and currently has 5 wells producing over 4 TJ/day, confirming its status as one of the world's strongest CSG fields.

"The Company remains on track to deliver 2008 production in the range of 56 to 58 mmboe, in line with our guidance", Mr Knox said.

2008 Guidance Confirmed
Santos confirms its guidance for 2008 as provided at the full year results announcement in February.

Item	2008 Guidance
Production	56 to 58 mmboe
Production costs	$60 million higher than 2007
Depreciation, Depletion & Amortisation (DD&A) expense	$12.30 per boe
Petroleum Resource Rent Tax (PRRT) and similar taxes expense (refer note below)	$100 to $110 million (after tax)
Capital expenditure (including exploration & evaluation)	$1,500 million

Other items of expense are expected to be consistent with 2007 outcomes.

Exploration and follow-on evaluation expenditure are forecast to be in the range $220 to $240 million and $50 to $60 million respectively.

First quarter exploration and evaluation expenditure is reported on page 5 in this release.

<u>PRRT and similar royalty related income taxes</u>
The amount of royalty related income taxes expensed is dependent in part upon the price of oil. The Company's guidance for 2008 royalty related income taxes of $100 to $110 million after tax assumes an average realised oil price for 2008 at the current market consensus oil price of approximately A$95 per barrel.

A significant change to the accounting treatment of PRRT and royalty related income taxes will impact the presentation of these items in the 2008 consolidated financial statements. As disclosed in note 1 (b) of the December 2007 consolidated financial statements, the Company will be applying AASB Interpretation 1003 *Australian Petroleum Resource Rent Tax* from 1 January 2008. The Interpretation specifies that PRRT falls within the scope of AASB 112 *Income Taxes*. Consequently, PRRT and royalty related income taxes will be included as part of income tax expense in the 2008 consolidated financial statements. PRRT and royalty related income taxes were included in cost of sales in the 2007 consolidated financial statements.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR THE QUARTER ENDING 31 MARCH 2008

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 March 2008 is shown in the table below:

	Quarter Ended			Full Year
	Q1 2008	Q1 2007	Q4 2007	2007
Sales Gas, Ethane and LNG (PJ)				
Cooper Basin	21.1	22.8	21.1	94.7
Surat/Bowen/Denison	9.5	8.0	10.3	34.9
Amadeus	3.2	3.4	3.4	13.1
Otway/Gippsland	6.7	7.5	6.0	30.1
Carnarvon	7.3	7.6	6.8	30.6
Bonaparte (LNG)	4.4	3.7	3.7	15.1
Indonesia	5.6	4.4	5.4	19.4
Bangladesh	1.6	0.0	1.2	1.2
USA	0.0	1.2	0.0	2.9
Total Sales Gas, Ethane and LNG Production	**59.4**	**58.6**	**57.9**	**242.0**
Total Sales Volume	**55.3**	**58.5**	**52.8**	**239.4**
Gas Price (Avg A$/GJ)	**3.99**	**3.83**	**4.24***	**3.95**
Total Sales Revenue (A$m)	**220.4**	**223.9**	**223.7***	**944.1**
Condensate (000's bbls)				
Cooper Basin	298.4	362.8	306.1	1495.1
Surat/Denison	5.6	6.3	16.4	33.2
Amadeus	22.3	30.7	20.6	87.2
Otway	6.7	6.5	5.4	27.4
Carnarvon	107.5	100.0	102.7	441.0
Bonaparte	459.0	446.3	388.6	1618.4
Bangladesh	0.3	0.0	0.4	0.4
USA	0.0	29.6	0.0	65.4
Total Condensate Production	**899.8**	**982.2**	**840.2**	**3768.1**
Total Sales Volume	**928.6**	**1104.0**	**870.7**	**3926.0**
Condensate Price (Avg A$/bbl)	**113.93**	**70.16**	**96.93**	**84.08**
Condensate Price (Avg US$/bbl)	**104.34**	**55.25**	**85.52**	**73.35**
Total Sales Revenue (A$m)	**105.8**	**77.4**	**84.4**	**330.1**
LPG (000 t)				
Cooper Basin	36.0	41.5	34.8	165.2
Surat/Denison	0.5	0.1	2.0	2.1
Bonaparte	24.0	16.8	18.8	76.2
Total LPG Production	**60.5**	**58.4**	**55.6**	**243.5**
Total Sales Volume	**64.5**	**72.0**	**43.2**	**248.6**
LPG Price (Avg A$/t)	**1019.58**	**687.78**	**815.95**	**714.06**
Total Sales Revenue (A$m)	**65.8**	**49.5**	**35.2**	**177.5**
Crude Oil (000's bbls)				
Cooper Basin	1009.5	835.8	972.2	3324.4
Surat/Denison	16.5	18.8	17.4	60.8
Amadeus	27.0	36.1	34.3	151.8
Legendre	57.1	97.8	96.4	387.1
Thevenard	67.0	95.2	103.4	391.1
Barrow	157.5	167.2	175.0	679.0
Stag	263.8	441.7	527.5	2337.8
Mutineer Exeter	163.4	1130.3	439.2	3687.8
Elang/Kakatua	0.0	39.5	0.0	76.5
Jabiru/Challis	35.9	27.8	37.6	148.6
Indonesia	297.2	28.6	334.2	418.7
SE Gobe	51.1	56.0	53.6	224.7
USA	0.0	7.2	0.0	18.8
Total Crude Oil Production	**2146.0**	**2982.0**	**2790.8**	**11907.1**
Total Sales Volume	**2279.4**	**2637.2**	**2738.8**	**11257.1**
Oil Price (Avg A$/bbl)	**106.27**	**81.10**	**110.76**	**92.10**
Oil Price (Avg US$/bbl)	**97.32**	**63.86**	**97.72**	**80.35**
Total Sales Revenue (A$m)	**242.2**	**230.1**	**303.3**	**1036.8**
TOTAL				
Production (mmboe)	**13.7**	**14.5**	**14.0**	**59.1**
Sales Volume (mmboe)	**13.2**	**14.5**	**13.0**	**58.2**
Sales Revenue (A$m)	**634.2**	**580.9**	**646.6**	**2488.5**

* Q4 2007 revenue includes $20.3m which relates to bonus payments for the full year on certain gas contracts.

Production by Area

Comparisons with prior periods for gas, condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not generally subject to seasonal variations.

Cooper Basin
Crude oil production of 1.01 mmbbl was 4% higher than Q4 2007 reflecting improved field performance and increased trucking capacity. Further discussion in relation to the Cooper Oil Project is included in section 2.3 of this report.

Sales gas and ethane production of 21.1 petajoule (PJ) was 8% lower than Q1 2007 primarily due to low nominations in the quarter. Condensate and LPG were similarly down 18% and 13% respectively.

Surat Basin/Bowen Basin/Denison Trough
Sales gas production of 9.5 PJ was 19% higher than Q1 2007 due to increased production from the Fairview field. Gross Fairview production at the end of the quarter averaged 68 TJ/day, with deliverability of the producing wells averaging 1 TJ/day. At the end of the quarter gross Fairview production was 74 TJ/day.

Amadeus Basin
Sales gas production of 3.2 PJ was marginally lower when compared to Q1 2007.

Otway Basin/Gippsland Basin
Aggregate sales gas production of 6.7 PJ was 11% lower than Q1 2007, primarily due to lower Patricia Baleen customer nominations, a shut-in of the Patricia Baleen plant due to hydrocarbon dew point issues and lower Minerva customer nominations.

Carnarvon Basin
Gas production from the John Brookes field of 7.3 PJ was 4% lower than Q1 2007 reflecting short term volatility in customer demand.

Mutineer-Exeter's first quarter of 2008 produced 0.16 mmbbl, a reduction from Q4 2007 due to electrical damage on the FPSO, rendering all subsea pumps inoperable. Mutineer-Exeter oil production rate is currently flowing at 20,000 bbl/day. A workover campaign to start in late June is expected to boost oil production.

Stag oil production of 0.27 mmbbl was 50% lower than Q4 2007 due to downtime associated with workover activity and natural field decline.

Legendre oil production of 0.06 mmbbl was 41% lower than Q4 2007 and Barrow Island oil production of 0.16 mmbbl was in-line with Q4 2007.

Thevenard Island production of 0.07 mmbbl was 35% lower when compared with Q4 2007.

Timor Sea
Crude oil production from the Timor Sea (including Elang/Kakatua, Jabiru and Challis) of 0.04 mmbbl was lower than Q4 2007 due to the cessation of production from Elang and Kakatua in July 2007.

Bonaparte Basin
Gross Bayu-Undan LNG production of 856,663 tonnes (48 PJ) was 4% higher than Q1 2007. Santos' net entitlement production of 78,444 tonnes (4.4 PJ), was 19% higher than Q1 2007.

Gross Bayu-Undan condensate production of 6.49 mmbbl was 8% higher than Q1 2007. Santos' net entitlement production of 0.46 mmbbl, was 3% higher than Q1 2007.

Gross Bayu-Undan LPG production of 305,151 tonnes was 18% higher than Q1 2007. Santos' net entitlement production of 24,000 tonnes was 43% higher when compared to Q1 2007.

Indonesia
Sales gas production from Brantas, Kakap and Maleo of 5.6 PJ was 27% higher when compared with Q1 2007.

Production from the Maleo field continues to be impacted by capacity restrictions in the East Java gas pipeline (operated by Pertamina) following a rupture of this line during November 2006. Gross production rates from Maleo during Q1 2008 averaged approximately 89 TJ/day.

Indonesian crude oil production of 0.03 mmbbl was lower than Q4 2007 due to lower Kakap oil production.

Bangladesh
Santos' net entitlement to gas production from the Sangu gas field was 1.6 PJ. Santos acquired a 37.5% stake in the field during October 2007.

Papua New Guinea
Oil production at SE Gobe of 0.05 mmbbl was in line with Q4 2007.

2. CAPITAL EXPENDITURE

Total exploration, delineation and development expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)		Quarter Ended		
		Q1 2008	Q1 2007	Q4 2007
Exploration				
	Capitalised	20.3	(2.4)	23.6
	Expensed	28.5	20.8	30.5
	Total Expenditure	48.8	18.4	54.1
***Evaluation**				
	Capitalised	13.5	24.2	14.2
	Expensed	3.3	19.8	36.5
	Total Expenditure	16.8	44.0	50.7
***Development Evaluation**				
	All capitalised	18.3	20.9	41.7
Development		210.5	176.2	276.5
Total Capital Expenditure		**294.4**	**259.5**	**423.0**

* Formerly grouped together as delineation

2.1 EXPLORATION ACTIVITY

Exploration expenditure was $48.8 million in Q1 2008.

Exploration drilling activity during the first quarter is shown in the table below:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Johnson-1	Carnarvon Basin	Oil	37.5	Drilling
Hatia-1/ST1	Bengal Basin	Gas	37.5	P&S, successful gas

Johnson-1, located in the Barrow Basin, spudded on 2 April 2008. The primary targets are the Cretaceous age Birdrong and Zeepard sandstones. Santos is the operator and has a 37.5% interest.

Hatia-1, located offshore Bangladesh spudded on 13 January 2008 and was drilled to a total depth of 3,850m. Strong gas shows were encountered below 3,779m and a liner was run and the well tested. Small quantities of gas were produced to surface from a zone between 3,764m and 3,820m, and the well has been plugged and suspended for possible re-entry at a future date. The well is operated by Cairn Energy. Santos has a 37.5% interest.

Seismic Activity

Seismic activity during the first quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km^2	Status
NEC DWN 2004/1	Bengal Bay, India	2D Marine	6,009	Ongoing
NEC DWN 2004/2	Bengal Bay, India	2D Marine	6,756	Ongoing
NG-100-04, NG-124-01	Tuzluk/Sulukta, Kyrgyzstan; Somon, Tajikistan	2D Land	110	Ongoing
T/35P	T/35P, Sorell Basin	3D Marine	451	Complete
T/48P	T/48P, Sorell Basin	2D Marine	726	Complete
WA264P	WA 264P, Carnarvon Basin	2D Marine	80	Complete

2.2 Delineation Activity

Total delineation expenditure in Q1 2008 was $35.1 million, of which near-field exploration and exploration appraisal expenditure was $16.8 million and development appraisal expenditure was $18.3 million.

The table below details the delineation wells drilled during the first quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Raslie North-2	Surat Basin	CSG	100	C&S, successful gas
Raslie North-3	Surat Basin	CSG	100	C&S, successful gas
Raslie North-4	Surat Basin	CSG	100	C&S, successful gas
Raslie North-5	Surat Basin	CSG	100	C&S, successful gas
Raslie North-6	Surat Basin	CSG	100	C&S, successful gas
Raslie-12	Surat Basin	CSG	100	C&S, successful gas
Pleasant Hills-26	Bowen Basin	CSG	100	P&S, successful gas
Pleasant Hills-27	Bowen Basin	CSG	50	C&S, successful gas
Pleasant Hills-28	Bowen Basin	CSG	100	C&S, successful gas
Pleasant Hills-29	Bowen Basin	CSG	100	C&S, successful gas
Pleasant Hills-30	Bowen Basin	CSG	100	C&S, successful gas
Crocker Gully-2	Bowen Basin	CSG	50.0	C&S, successful gas
Pine Hills-1	Bowen Basin	CSG	2.6	C&S, successful gas
Ramyard-1	Bowen Basin	CSG	2.6	P&A

Angry Jungle-1	Surat Basin	CSG	81.9	Core-hole successful, P&A
Clifford-1	Surat Basin	CSG	4.0	Core-hole successful, P&A
Wingfield Park-1	Surat Basin	CSG	81.9	Core-hole successful, P&A
Ben Bow-1	Surat Basin	CSG	81.9	Core-hole successful, P&A
Tirrawarra-75	Cooper/Eromanga – SA	Oil & gas	66.6	C&S, successful oil & gas
Curlington-1	Cooper/Eromanga – SA	Oil	100	P&A
Mudera North-1	Cooper/Eromanga – SA	Oil	66.6	C&S, successful oil
Murteree South-1	Cooper/Eromanga – SA	Oil	100	P&A
Squalo-1	Cooper/Eromanga – SA	Oil	66.6	C&S, successful oil
Mudlalee-5	Cooper/Eromanga – SA	Oil	66.6	P&A
Mudlalee-6	Cooper/Eromanga – SA	Oil	66.6	C&S, successful oil
Mckinlay-8	Cooper/Eromanga – SA	Oil	66.6	P&A
Cook-10	Cooper/Eromanga – QLD	Oil	55.0	P&A
Riverslea SE-1	Surat Basin	Oil	15.0	P&A
Emu Apple-3	Surat Basin	Oil	10.0	C&S, successful oil
12W-CS-2X (Blackbird)	Nam Con Son Basin – Vietnam	Oil	37.5	Drilling

2.3 Development Activity

Development expenditure during the first quarter was $210.5 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Fairview-171	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview-172	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview-173	Bowen Basin	CSG	100	C&S, successful gas
Fairview-176	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview-179	Bowen Basin	CSG	100	C&S, successful gas
Fairview-198	Bowen Basin	CSG	100	C&S, successful gas
Fairview-199	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview-201	Bowen Basin	CSG	79.5	C&S, successful gas
Fairview-205	Bowen Basin	CSG	79.5	C&S, successful gas
Spring Gully-81	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-84	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-85	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-87	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-93	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-94	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-95	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-96	Bowen Basin	CSG	0.20	C&S, successful gas
Spring Gully-97	Bowen Basin	CSG	0.20	C&S, successful gas
Durham Ranch-81	Surat Basin	CSG	1.5	C&S, successful gas
Durham Ranch-33	Surat Basin	CSG	1.5	C&S, successful gas
Tirrawarra-73	Cooper/Eromanga – SA	Oil & gas	66.6	C&S, successful oil & gas
Coonatie-11	Cooper/Eromanga – SA	Gas	72.32	C&S, successful gas
Mudera-12	Cooper/Eromanga – SA	Gas	66.6	C&S, successful gas
Coonatie-9	Cooper/Eromanga – SA	Gas	72.32	C&S, successful gas
Fly Lake-25	Cooper/Eromanga – SA	Oil & gas	66.6	C&S, successful oil & gas
Coonatie-13	Cooper/Eromanga – SA	Gas	72.32	C&S, successful gas
Fly Lake-24	Cooper/Eromanga – SA	Oil & gas	66.6	C&S, successful oil & gas
Cook-11	Cooper/Eromanga – QLD	Oil	55.0	C&S, successful oil
Cook-12	Cooper/Eromanga – QLD	Oil	55.0	C&S, successful oil
Stag 33H-ST2-BHC2	Carnarvon Basin	Oil	66.67	C&S, successful oil
Legendre-6H	Carnarvon Basin	Oil	22.56	Drilling
Stag-32H	Carnarvon Basin	WI	66.67	C&C, water injector
Barrow B35B	Carnarvon Basin	WI	28.57	C&S, water injector

Barrow C11A	Carnarvon Basin	WI	28.57	C&S, water injector
Barrow F54A	Carnarvon Basin	WI	28.57	C&S, water injector

The status of the development projects which were in progress during the quarter is as follows;

Oyong Project (Santos 45%, operator)
Oil production from the Oyong field in the Sampang PSC, offshore East Java, commenced on 21 September 2007 and production continues in-line with expectations of approximately 8,000 bopd.

Oyong Phase 2, development of the gas reserves, achieved project sanction in December 2007. All major engineering, procurement, construction and installation (EPCI) contracts for the project are in place and first gas production is anticipated in 2H 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

Cooper Oil Project (Santos 55%-89%, operator)
The Cooper Oil Project continued through the first quarter 2008 but at a reduced drilling pace. Two rigs were active on oil drilling at the end of the quarter. A total of 9 wells were drilled with 5 wells cased as future oil producers and one well cased as a future gas producer.

A total of 13 new oil wells were brought online during the quarter. Good progress was also made on the construction of the Jackson to Moomba pipeline which when completed in late Q2 2008 will substantially reduce the requirement for trucking oil.

Henry (VIC/P44 Stage 2) Development Project (Santos 50%, operator)
Engineering and procurement activity continues in line with schedule requirements. Uncoated linepipe has been produced in Japan and is en-route to Australia for coating. The Umbilical and Termination Assemblies are being fabricated in the UK for delivery in Q3 2008. Installation engineering and procurement is in progress by the Installation Contractor for mobilisation in Q4 2008. The subsea trees are undergoing pre-delivery testing and the MODU, Ocean Patriot, is expected to commence in the field in Q2 2008. The project is on schedule to meet the first gas target of H1 2009.

Kipper Project (Santos 35%, ExxonMobil operator)
Detailed engineering of the Kipper Project, offshore Victoria, is currently in progress. Major equipment supply and installation contracts have been awarded with first gas targeted for H1 2011.

Santos' share of the capital cost for stage 1 of the project is A$140 million. Following start-up, Santos will lift 70% of the gas production, which is twice its working interest, for a period of 4 years.

Reindeer Project (Santos 45%, Apache operator)
Final Investment Decision for the Reindeer Gas Project located offshore Western Australia was announced on 7 April 2008. An EPC contract for detailed engineering and construction of the onshore gas plant was awarded by the Operator on 11 April 2008. Further contracts for the offshore facilities are anticipated during Q2 2008. First gas is targeted by the end of 2010.

Gladstone LNG (Santos 100%, operator)
The Gladstone LNG Project (GLNG™) is a significant undertaking which involves the production of LNG using coal seam gas (CSG) as feedstock. The initial phase of the project is for production of approximately 3 to 4 mtpa of LNG, with first gas cargos in 2014.

Progress during Q1 2008 included:
- Ongoing field appraisal activities, including the drilling of 23 development, appraisal and pilot wells;
- Award of contracts to Bechtel and Foster Wheeler for dual pre-FEED studies in relation to the LNG liquefaction plant and associated infrastructure;
- Receipt of referrals under the Environment Protection and Biodiversity Conservation Act (EPBC) covering all upstream, midstream and downstream aspects of the project;

- Preparation of Environmental Impact Statement detailed terms of reference and a comprehensive stakeholder engagement plan, with a community consultation process scheduled to commence during Q2 2008;
- Initiation of a process to assess benefits that may arise from introducing a partner to the project.

PNG LNG Project (Santos 13.8%, ExxonMobil operator)
The Joint venture operating agreement was executed by the project parties in March 2008 and pre-FEED work is nearing completion. The Hides gas/condensate field (Santos 25% working interest) will underpin the gas volumes required. FEED is expected to commence early in the second quarter of 2008, following agreement of fiscal terms with the PNG government, at which point Santos' interest in the project will become 17.7%.

Fairview Phase 2 Expansion (Santos 79.5%, operator)
Development of the Fairview Project area Environmental Management plan has been a key focus during the period. The project remains on target to increase production capacity to 115 TJ/day (gross) by January 2009.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter, Santos:

- Exercised an option under a Farmin Agreement with private company Gunnedah Gas to farm into PELA 93 in the Gunnedah Basin.

4. HEDGING

There was no hedging outstanding at the end of Q1 2008.

5. QUARTERLY PRODUCTION AND REVENUE CHART


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
mmboe
1000.0
800.0
600.0
400.0
200.0
0.0
A$m

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Q3 07	Q4 07	Q1 08
Prdn mmboe	9 6	11.6	13.0	12.9	12.5	13.8	14.9	14.8	13.8	14.9	16.6	15.4	14.5	15.6	15.0	14.0	13.7
Revenue $m	256.4	334.1	420.3	490.1	465.8	553.2	764.5	679.2	621.8	691.5	759.5	664.0	580.9	633 6	627 2	646.6	634 2

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		**Conversion Factors**	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
mtpa	million tonnes per annum	LNG, 1PJ	18,040 t
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		
P&S	plugged and suspended		
CTU	coiled tubing unit		
WI	water injector		

END